SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

                                        Petróleo Brasileiro S.A. - Petrobras

Consolidated Financial Statements

                                  March 31, 2013 and 2012 with

Report of Independent Registered
Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras

Table of Contents

Report of Independent Registered Public Accounting Firm	3
Consolidated Statement of Financial Position	4
Consolidated Statement of Income	5
Consolidated Statement of Comprehensive Income	6
Consolidated Statement of Changes in Shareholders Equity	7
Consolidated Statement of Cash Flows	8 -9

Consolidated notes to the financial statements

1 The Company and its operations		10
2 Basis of preparation of interim financial information		10
3 Basis of consolidation		11
4 Summary of significant accounting policies		12
5 Cash and cash equivalents		12
6 Marketable securities		12
7 Trade and other receivables		13
8 Inventories		14
9 Investments		14
10 Property, plant and equipment		16
11 Intangible assets		17
12 Exploration for and Evaluation of Oil and Gas Reserves		18
13 Trade payables		19
14 Finance Debt		19
15 Leases		23
16 Related parties		24
17 Provision for decommissioning costs		25
18 Taxes		26
19 Employee benefits (Post-Employment)		29
20 Shareholders equity		30
21 Sales revenues		31
22 Other operating expenses, net		31
23 Expenses by nature		32
24 Net finance income (expense)		33
25 Supplementary information on the statement of cash flows		33
26 Segment Information		34
27 Provisions for Legal Proceedings, Contingent Liabilities and Contingent Assets		38
28 Guarantees for concession agreements for petroleum exploration		43
29 Risk management and derivative instruments		43
30 Fair values of financial assets and liabilities		52
31 Subsequent events		53
32 Information Related to Guaranteed Securities Issued by Subsidiaries		53

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of March 31, 2013, the related condensed consolidated statement of income, of cash flows and of comprehensive income for the three-month periods ended March 31, 2013 and March 31, 2012 and the condensed statement of changes in shareholders’ equity for the three-month period ended March 31, 2013. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income, of comprehensive income, of cash flows (not presented herein) and of shareholders’ equity for the year then ended, and in our report dated February 04, 2013, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

April 26, 2013

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Financial Position

March 31, 2013 and December 31, 2012

(In millions of US Dollars)

Assets	Note	03.31.2013	12.31.2012	Liabilities	Note	03.31.2013	12.31.2012

Current assets				Current liabilities
Cash and cash equivalents	5	13,524	13,520	Trade payables	13	12,438	12,124
Marketable securities	6	9,585	10,431	Current debt	14	7,213	7,479
Trade and other receivables, net	7.1	11,144	11,099	Finance lease obligations	15.1	19	18
Inventories	8	15,792	14,552	Taxes payable	18.1	5,826	6,128
Recoverable taxes	18.1	5,332	5,572	Dividends payable	20.1	3,107	3,011
Advances to suppliers		854	927	Employee compensation (payroll, profit sharing
Others		1,814	1,693	and related charges)		2,068	2,163
				Pension and medical benefits	19	833	788
		58,045	57,794	Others		2,526	2,359
						34,030	34,070

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables, net	7.1	4,272	4,441	Non-current debt	14	90,472	88,484
Marketable securities	6	184	176	Finance lease obligations	15.1	88	86
Judicial deposits	27.2	2,823	2,696	Deferred taxes	18.2	20,840	19,213
Deferred taxes	18.2	8,999	8,535	Pension and medical benefits	19	20,391	19,600
Other tax assets	18.1	5,406	5,223	Provisions for legal proceedings	27	1,503	1,265
Advances to suppliers		3,060	3,156	Provision for decommissioning costs	17	9,467	9,441
Others		1,949	1,887	Others		807	772
		26,693	26,114			143,568	138,861

Investments	9.2	5,838	6,106
Property, plant and equipment	10	214,457	204,901
Intangible assets	11	40,241	39,739	Shareholders' equity	20
		260,536	250,746	Share capital		107,362	107,362
				Additional paid in capital		356	349
				Profit reserves		70,906	67,236
				Accumulated other comprehensive income (loss)		(12,054)	(14,376)
				Attributable to the shareholders of Petrobras		166,570	160,571
				Non-controlling interests		1,106	1,152
				Total Equity		167,676	161,723
Total Assets		345,274	334,654	Total liabilities and shareholder's equity		345,274	334,654

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Financial Position

March 31, 2013 and December 31, 2012

(In millions of US Dollars)

	Note	Jan-Mar/2013	Jan-Mar/2012

Sales revenues	21	36,345	37,410
Cost of sales		(26,897)	(25,959)
Gross profit		9,448	11,451

Income (expenses)
Selling expenses		(1,150)	(1,331)
General and Administrative expenses		(1,238)	(1,244)
Exploration costs		(642)	(572)
Research and development expenses		(337)	(293)
Other taxes		(112)	(84)
Other operating expenses, net	22	(1,034)	(1,268)
		(4,513)	(4,792)

Net income before financial results, profit sharing and income taxes		4,935	6,659

Net finance income (expense)	24	696	263

Share of profit of equity-accounted investments		78	77

Net income before income taxes		5,709	6,999

Income taxes	18.3	(1,784)	(1,666)

Net income		3,925	5,333

Net income (loss) attributable to:

Shareholders of Petrobras		3,854	5,212

Non-controlling interests		71	121

		3,925	5,333

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	20.3	0.30	0.40

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Comprehensive Income

March 31, 2013 and 2012

(In millions of US Dollars)

	Jan-Mar/2013	Jan-Mar/2012

Net income	3,925	5,333
Other comprehensive income:

Items that will not be reclassified to profit or loss:
Deemed cost of associates	1	1
Cummulative translation adjustments	2,335	4,716

Items that may be reclassified subsequentely to profit or loss:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	-	118
Reclassified to profit or loss	(45)	2
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	21	11
Reclassified to profit or loss	(1)	(10)
Deferred income tax	15	(40)
	2,326	4,798
Total comprehensive income (loss)	6,251	10,131
Comprehensive income attributable to:
Shareholders of Petrobras	6,205	10,007
Non-controlling interests	46	124
Total comprehensive income (loss)	6,251	10,131

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

March 31, 2013 and 2012

(In millions of US Dollars)

		Additional paid in capital		Accumulated other comprehensive income			Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Other comprehensive income	Actuarial gains (losses) on defined benefit pension plans	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity

Balance at December 31, 2011	107,355	(279)	595	7,697	246	-	6,812	1,108	727	51,577	-	175,838	1,272	177,110
Impact of the amendment to IAS 19	-	-	-	-	-	(4,399)	-	-	-	-	(82)	(4,481)	-	(4,481)
Balance at January 1, 2012	107,355	(279)	595	7,697	246	(4,399)	6,812	1,108	727	51,577	(82)	171,357	1,272	172,629

Capital increase with reserves	7	-	-	-	-	-	-	-	(7)	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	(14,429)	-	-	-	-	-	-	563	(13,866)	(178)	(14,044)
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	(139)	-	-	-	-	-	-	(139)	-	(139)
Realization of deemed cost	-	-	-	-	(5)	-	-	-	-	-	5	-	-	-
Actuarial gains (losses) on defined benefit pension plans	-	-	-	-	-	(3,349)	-	-	-	-	-	(3,349)	-	(3,349)
Change in interest in subsidiaries	-	-	33	-	-	-	-	-	-	-	-	33	270	303
Net income	-	-	-	-	-	-	-	-	-	-	11,034	11,034	(103)	10,931
Distributions:
Allocation of net income	-	-	-	-	-	-	552	537	9	6,005	(7,103)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(4,499)	(4,499)	(109)	(4,608)
Balance at December 31, 2012	107,362	(279)	628	(6,732)	102	(7,748)	7,364	1,645	729	57,582	(82)	160,571	1,152	161,723

Capital increase with reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	2,335	-	-	-	-	-	-	(187)	2,148	(25)	2,123
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	(10)	-	-	-	-	-	-	(10)	-	(10)
Realization of deemed cost	-	-	-	-	(1)	-	-	-	-	-	1	-	-	-
Change in interest in subsidiaries	-	-	7	-	-	-	-	-	-	-	-	7	(92)	(85)
Net income	-	-	-	-	-	-	-	-	-	-	3,854	3,854	71	3,925
Distributions:
Allocation of net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	107,362	(279)	635	(4,397)	91	(7,748)	7,364	1,645	729	57,582	3,586	166,570	1,106	167,676
Balance at March 31, 2013	107,362	356		(4,306)		(7,748)	67,320				3,586	166,570	1,106	167,676

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated Statement of Cash Flows

March 31, 2013 and 2012

(In millions of US Dollars)

	Jan-Mar/2013	Jan-Mar/2012
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	3,854	5,212

Adjustments for:
Non-controlling interests	71	121
Share of profit of equity-accounted investments	(78)	(77)
Depreciation, depletion and amortization	3,198	2,686
Impairment	74	81
Exploration expenditures written off	304	308
Gains/(Losses) on disposal of non-current assets	63	44
Foreign Exchange variation, indexation and finance charges	(528)	(284)
Deferred income taxes, net	1,063	1,319
Pension and medical benefits (actuarial expense)	703	571
Increase/(Decrease) in assets
Trade and other receivables, net	187	(93)
Inventories	(1,165)	(708)
Other assets	(266)	(721)
Increase/(Decrease) in liabilities
Trade payables	201	(271)
Taxes payable	(216)	349
Pension and medical benefits	(149)	(157)
Other liabilities	139	155
Net cash provided by / (used in) operating activities	7,455	8,535
Cash flows from Investing activities
Investments in exploration and production of oil and gas	(5,108)	(4,879)
Investments in refining, transportation and marketing	(2,960)	(3,108)
Investments in gas and power actitivies	(474)	(380)
Investments in international activities	(526)	(364)
Investments in distribution activities	(92)	(162)
Investments in biofuel activities	(1)	(1)
Other investments	(76)	(490)
Investments in Marketable securities	1,046	(419)
Dividends received	14	7
Net cash provided by / (used in) investing activities	(8,177)	(9,796)

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows (Continued)

March 31, 2013 and 2012

(In millions of US Dollars)

	Jan-Mar/2013	Jan-Mar/2012
Cash flows from Financing activities
Acquisition of non-controlling interest	(52)	11
Financing and loans, net
Proceeds from long-term financing	3,672	8,210
Repayment of principal	(1,539)	(2,031)
Repayment of interest	(1,566)	(1,325)
Dividends paid	-	(1,223)
Net cash provided by/(used in) financing activities	515	3,642

Effect of exchange rate changes on cash and cash equivalents	211	462

Net increase/ (decrease) in cash and cash equivalents in the period	4	2,843

Cash and cash equivalents at the beginning of the period	13,520	19,057

Cash and cash equivalents at the end of the period	13,524	21,900

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2 Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are presented in U.S. dollars.

This interim financial information is presented with the relevant changes occurred in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2012, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

The consolidated interim financial information was approved and authorized for issue by the Company’s Board of Directors in a meeting held on April 26, 2013.

2.1 Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.2 New and amended standards adopted by the Company

New and amended standards issued by the IASB were effective for annual periods beginning on or after January 1, 2013 and were adopted by the Company as set out in note 4.17 (New standards and interpretations) of our consolidated financial statements for the year ended December 31, 2012.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The amended version of IAS 19 – Employee benefits eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of the adoption of the amended standard on the consolidated financial statements for the year ended December 31, 2012 is an increase in net actuarial liability of US$10,325 (US$6,118 at January 1, 2012), an increase in deferred tax assets of US$3,009 (US$1,637 at January 1, 2012) and a decrease of US$7,316 in the shareholders´ equity (US$4,481 at January 1, 2012), as set out below:

a)   Consolidated Statement of financial position

	12.31.2012			01.01.2012
	As presented (*)	Impact of IAS 19 amendment	Restated	As presented (*)	Impact of IAS 19 amendment	Restated

Current assets	57,794		57,794	64,592		64,592
Long-term receivables	23,105	3,009	26,114	22,462	1,637	24,099
Investments	6,106		6,106	6,530		6,530
Property, plant and equipment	204,901		204,901	182,918		182,918
Intangible Assets	39,739		39,739	43,412		43,412
	331,645	3,009	334,654	319,914	1,637	321,551

Current liabilities	34,070		34,070	36,364		36,364
Non-current liabilities	128,536	10,325	138,861	106,440	6,118	112,558
Shareholder´s equity attributable to the shareholders of Petrobras	167,887	(7,316)	160,571	175,838	(4,481)	171,357
Non-controlling interests	1,152		1,152	1,272		1,272
	331,645	3,009	334,654	319,914	1,637	321,551

(*) As presented for the period ended December 31, 2012.

The adoption of the remaining new and amended standards had no material impact on the financial statements of the Company.

3 Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries and special purpose entities.

There were no significant changes in the consolidated entities in the period ended March 31, 2013.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4 Summary of significant accounting policies

The same accounting policies and methods of computation were followed in this consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2012, except for the adoption of new standards and revisions, as described in note 2.2.

5 Cash and cash equivalents

	03.31.2013	12.31.2012

Cash at bank and in hand	951	990
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit)	6,063	8,118
Other investment funds	19	419
	6,082	8,537
- Abroad	6,491	3,993
Total short-term financial investments	12,573	12,530
Total cash and cash equivalents	13,524	13,520

6 Marketable securities

	03.31.2013	12.31.2012

Trading securities	9,448	10,222
Available-for-sale securities	161	239
Held-to-maturity securities	160	146
	9,769	10,607
Current	9,585	10,431
Non-current	184	176

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7 Trade and other receivables

7.1 Trade and other receivables, net

	03.31.2013	12.31.2012
Trade Receivables
Third parties	10,854	10,785
Related parties (Note 16)
Joint ventures and associates	980	780
Receivables from the electricity sector	1,920	1,937
Petroleum and alcohol accounts - STN(*)	415	409
Other Receivables	2,715	3,081
	16,884	16,992

Provision for impairment of trade receivables	(1,468)	(1,452)
	15,416	15,540
Current	11,144	11,099
Non-current	4,272	4,441

7.2 Changes in the provision for impairment of trade receivables

	03.31.2013	12.31.2012
Opening balance	1,452	1,487
Additions (*)	34	300
Write-offs / reversals (*)	(39)	(203)
Cumulative translation adjustment	21	(132)
Closing balance	1,468	1,452

Current	869	854
Non-current	599	598

(*)                  Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3 Trade and other receivables overdue - Third parties

	03.31.2013	12.31.2012
Up to 3 months	982	769
From 3 to 6 months	119	156
From 6 to 12 months	217	181
More than 12 months	1,699	1,587
	3,017	2,693

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8 Inventories

	03.31.2013	12.31.2012
Products:
Oil products (*)	6,236	5,880
Fuel Alcohol (*)	231	161
	6,467	6,041

Raw materials, mainly crude oil (*)	7,164	6,452
Maintenance materials and supplies (*)	1,938	1,882
Others	272	222
	15,841	14,597
Current	15,792	14,552
Non-current	49	45

(*) Includes imports in transit.

9 Investments

9.1 Investments in associates and joint ventures

	03.31.2013	12.31.2012
Associates and joint ventures
Petrochemical investments	2,867	2,856
Gas distributors	596	555
Guarani S.A.	507	482
Petroritupano - Orielo	229	233
Nova Fronteira Bionergia S.A.	205	203
Petrowayu - La Concepción	167	193
Transierra S.A.	73	69
Petrokariña - Mata	72	75
UEG Araucária	67	64
Other associates and joint ventures	957	1,256
	5,740	5,986

Other investments	98	120
	5,838	6,106

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.2 Investments in listed companies

	Thousand - share lot			Quoted Stock Exchange Prices (US$ per share)		Market value
Company	03.31.2013	12.31.2012	Type	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Subsidiaries
Petrobras Argentina	1,356,792	1,356,792	Common	0.80	0.69	1,091	936
						1,091	936

Associates
Braskem	212,427	212,427	Common	5.54	4.70	1,177	998
Braskem	75,793	75,793	Preferred A	6.78	6.26	514	475
						1,691	1,473

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10 Property, plant and equipment

10.1 By class of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918
Additions	50	2,073	32,571	1,703	36,397
Additions to decommissioning assets / review of estimates	-	-	-	5,207	5,207
Capitalized borrowing costs	-	-	3,792	-	3,792
Business combination	83	182	2	-	267
Write-offs	(6)	(59)	(2,651)	(106)	(2,822)
Transfers	2,504	24,818	(30,413)	6,994	3,903
Depreciation, amortization and depletion	(477)	(6,626)	-	(3,765)	(10,868)
Impairment - recognition	(20)	(178)	(37)	(149)	(384)
Impairment - reversal	-	44	134	65	243
Cumulative translation adjustment	(558)	(4,908)	(6,264)	(2,022)	(13,752)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Cost	10,834	122,647	81,663	62,348	277,492
Accumulated depreciation, amortization and depletion	(2,670)	(40,939)	-	(28,982)	(72,591)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Additions	13	426	8,089	136	8,664
Additions to decommissioning assets / review of estimates	-	-	-	-	-
Capitalized borrowing costs	-	-	834	-	834
Write-offs	(5)	(15)	(287)	(4)	(311)
Transfers	305	3,710	(4,328)	1,440	1,127
Depreciation, amortization and depletion	(131)	(1,779)	-	(1,234)	(3,144)
Cumulative translation adjustment	103	907	996	380	2,386
Balance at March 31, 2013	8,449	84,957	86,967	34,084	214,457
Cost	11,295	127,994	86,967	64,585	290,841
Accumulated depreciation, amortization and depletion	(2,846)	(43,037)	-	(30,501)	(76,384)
Balance at March 31, 2013	8,449	84,957	86,967	34,084	214,457

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) Includes oil and gas exploration and development assets

(**) Includes assets depreciated based on the units of production method.

At March 31, 2013 the property, plant and equipment includes assets under finance leases of US$102 (US$ 102 at December 31, 2012).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11     Intangible assets

11.1 By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2011	42,013	180	715	504	43,412
Addition	90	72	146	-	308
Capitalized borrowing costs	-	-	15	-	15
Write-offs	(119)	(2)	(3)	-	(124)
Transfers	(80)	12	(97)	(14)	(179)
Amortization	(48)	(61)	(142)	-	(251)
Impairment - reversal	6	-	-	-	6
Cumulative translation adjustment	(3,349)	(13)	(57)	(29)	(3,448)
Balance at December 31, 2012	38,513	188	577	461	39,739
Cost	38,920	715	1,444	461	41,540
Accumulated amortization	(407)	(527)	(867)	-	(1,801)
Balance at December 31, 2012	38,513	188	577	461	39,739
Addition	12	6	31	-	49
Capitalized borrowing costs	-	-	3	-	3
Write-offs	(22)	(2)	(2)	-	(26)
Transfers	(9)	(16)	(14)	3	(36)
Amortization	(10)	(13)	(31)	-	(54)
Cumulative translation adjustment	555	3	5	3	566
Balance at March 31, 2013	39,039	166	569	467	40,241
Cost	39,457	663	1,574	467	42,161
Accumulated amortization	(418)	(497)	(1,005)	-	(1,920)
Balance at March 31, 2013	39,039	166	569	467	40,241

Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) of the financial statements of December 31,2012.

11.2 Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At March 31, 2013, the Company’s intangible assets include US$ 37,148 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical appraisal reports.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

In the first quarter of 2013, drilling is underway on four wells. Based on drilling results obtained so far, as well as on findings from other wells drilled in 2012, expectations regarding the potential of the area are being confirmed. The Company will continue to develop its investment program and activities as established in the agreement.

12 Exploration for and Evaluation of Oil and Gas Reserves

The exploration and evaluation activities include  the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)
	03.31.2013	12.31.2012
Property plant and equipment
Opening Balance	10,649	10,120
Additions to capitalized costs pending determination of proved reserves	1,532	6,640
Capitalized exploratory costs charged to expense	(250)	(2,782)
Transfers upon recognition of proved reserves	(835)	(2,628)
Cumulative translation adjustment	151	(701)
Closing Balance	11,247	10,649
Intangible Assets (**)	38,460	37,968
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	49,707	48,617

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 11.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in profit or loss	Jan-Mar/2013	Jan-Mar/2012

Geological and Geophysical Expenses	321	241
Exploration expenditures written off (includes dry wells and signature bonuses)	304	308
Other exploration expenses	17	23
Total expenses	642	572

Cash used in activities	Jan-Mar/2013	Jan-Mar/2012

Operating activities	383	255
Investment activities	1,564	1,544
	1,947	1,799

13 Trade payables

	03.31.2013	12.31.2012
Current Liabilities
Third parties
In Brazil	5,997	6,511
Abroad	5,980	5,104
Related parties	461	509
	12,438	12,124

14 Finance Debt

	Current		Non-current
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Abroad
Financial institutions	4,876	4,614	26,274	25,156
Bearer bonds - Notes, Global Notes and Bonds	883	1,230	31,115	31,032
Others	15	245	2	2
	5,774	6,089	57,391	56,190

In Brazil
Export Credit Notes	243	142	6,355	6,261
BNDES	745	839	22,024	21,586
Debentures	140	140	306	345
FINAME	39	34	565	326
Bank Credit Certificate	47	50	1,791	1,765
Others	225	185	2,040	2,011
	1,439	1,390	33,081	32,294
	7,213	7,479	90,472	88,484

Interest expense on debt	672	1,018
Long-term debt due within one year (principal)	2,688	2,795
Short-Term debt	3,853	3,666
	7,213	7,479

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.1 Scheduled maturity dates of non-current debt (principal and interest accrued)

03.31.2013
2014	3,653
2015	7,152
2016	13,764
2017	9,483
2018 and thereafter	56,420
Total	90,472

14.2 Interest rate range for non-current debt

	03.31.2013	12.31.2012
Abroad
Up to 4% p.a.	33,222	31,819
From 4.01 to 6% p.a.	13,860	13,768
From 6.01 to 8% p.a.	9,412	9,916
More than 8% p.a.	897	687
	57,391	56,190

In Brazil
Up to 6% p.a.	3,789	3,384
From 6.01 to 8% p.a.	24,661	24,537
From 8.01 to 10% p.a.	4,107	3,826
More than 10% p.a.	524	547
	33,081	32,294
	90,472	88,484

14.3 Non-current debt by major currency

	03.31.2013	12.31.2012
U.S. Dollar	49,513	48,306
Real	18,983	18,411
Real indexed to U.S. Dollar	13,946	13,733
Euro	5,345	5,134
Pound Sterling	1,701	1,814
Japanese Yen	984	1,086
	90,472	88,484

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 29 and 30, respectively.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.4 Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 3.81% p.a. in the first quarter of  2013 (4.36% p.a. in the first quarter of 2012).

14.5 Funding

Funding requirements are mainly related to  the development of oil and gas production projects, building of vessels  and pipelines, and expansion of industrial plants.

The main long-term debt issuances in the first quarter of 2013 are set out below:

a)      Abroad

Company	Date	Amount	Maturity	Description
PGF BV	Feb/13	408	2028 and 2033	Financing in the amount of € 300 obtained from Deutsche Bank Aktiengesellschaft of fixed coupon rate.

PGT BV	Feb/13 and Mar/13	1,500	2019 and 2020	Financing in the amount of US$500 obtained from Bank of America NA, US$500 from HSBC Bank USA and US$500 from Morgan Stanley Bank NA indexed to floating interest rates.

PNBV	Mar/13	137	2023	Financing in the amount of US$137 obtained from Citibank International PLC indexed to floating interest rates.

		2,045

b)   In Brazil

Company	Date	Amount	Maturity	Description
Petrobras	Jan/13 and Mar/13	248	2015	BNDES FINAME Bank Credit Note obtained from Banco Itaú BBA S/A.

Petrobras	Feb/13 and Mar/13	416	2014, 2015 and 2016	Financing obtained from BNDES to be used on the modernization of domestic refining facilities, modernization and expansion of industrial plants and other infrastructure projects.

		664

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.6 Funding – Outstanding balance

a)   Abroad

		Amount in US$ million
Company	Financial Institution	Available (Line of Credit)	Used	Balance
PNBV	HSBC Bank PLC	1,000	173	827
Petrobras	Japan Bank for International Cooperation (JBIC)	600	-	600
Petrobras	The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU)	400	-	400

b)   In Brazil

Company	Financial Institution	Available (Line of Credit)	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	4,968	663	4,305
Petrobras	BNDES	5,703	3,008	2,695
Petrobras	Itaú BBA S/A	248	124	124
Liquigas	BNDES	57	41	16

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,520, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

14.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. Certain BNDES loans are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15 Leases

15.1 Future Minimum Lease Payments / Receipts – Finance Leases

	03.31.2013
	Minimum receipts	Minimum payments

2013	133	19
2014 - 2017	727	85
2018 and thereafter	2,078	172
Estimated lease receipts/payments	2,938	276

Interest expense (annual)	(1,347)	(169)

Present value of the lease receipts/payments	1,591	107
Current	62	19
Non-current	1,529	88
At March 31, 2013	1,591	107

Current	60	18
Non-current	1,536	86
At December 31, 2012	1,596	104

15.2 Future Minimum Lease Payments - Operating leases

03.31.2013
2013	13,192
2014-2017	37,951
2018 and thereafter	29,374
At March 31, 2013	80,517

At December 31, 2012	81,585

In the first quarter of 2013 the Company paid US$ 2,563 for operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16 Related parties

The Company carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At March 31, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

16.1 Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	03.31.2013		03.31.2013
	Assets	Liabilities	Assets	Liabilities

Joint ventures and associates	980	552	780	597
Gas distributors	551	226	446	216
Braskem and its subsidiaries	175	97	152	109
Other associates and joint ventures	254	229	182	272

Government entities and pension funds	20,972	35,142	24,433	34,907
Government bonds	15,194	-	18,086	-
Banco do Brasil S.A. (BB)	438	4,534	968	4,409
Judicial deposits (CEF and BB)	2,824	-	2,668	-
Receivables from the Electricity sector (Note 16.2)	1,920	-	1,937	-
Petroleum and alcohol account - Receivables from Federal government (Note 16.3)	415	-	409	-
BNDES	3	23,850	3	23,425
Caixa Econômica Federal (CEF)	-	4,143	-	4,043
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	1,699	-	1,936
Federal government - Dividends and Interest on Capital	-	494	-	478
Petros (Pension fund)	-	86	-	163
Others	178	336	362	453
	21,952	35,694	25,213	35,504

Current	17,209	4,612	20,354	5,298
Non-current	4,743	31,082	4,859	30,206

16.2 Receivables from the electricity sector

At March 31, 2013, the Company had US$ 1,920 of receivables from the Brazilian electricity sector (US$ 1,937 at December, 31, 2012), of which US$ 1,461 were classified to non-current assets following recent negotiations.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras. The payment of amounts related to the fuel supplied is borne by AME, which transfers funds to the Independent Power Producers.

The balance of these receivables at March 31, 2013 was US$ 1,703 (US$ 1,723 at December 31, 2012), of which US$ 1,045 was past due (US$ 1,451 at December 31, 2012).

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has been making several attempts to recover these receivables and partial payments have been made. In March 2013 a private instrument of debt confession was signed. The amount of US$ 422 will be paid in 60 successive monthly installments of US$ 7, monthly indexed to the SELIC interest rate.

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a financial lease of the two thermoelectric power plants. The contracts determine the power plants be returned to AME at the end of the agreement period with no residual value (20-year term). The balance of these receivables was US$ 217 (US$ 214 at December, 31, 2012) none of which was overdue.

16.3 Petroleum and Alcohol accounts - Receivables from Federal Government

At March 31, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 415 (US$ 409 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company decided to file a lawsuit in July 2011 to collect the receivables.

16.4 Compensation of employees and officers

Petrobras’ key management compensation (which comprises salaries and other short-term benefits) during the first quarter of 2013 was US$ 1.7, referring to seven officers and ten board members (US$ 2.3 in the first quarter of 2012 referring to eight officers and nine board members).

In the first quarter of 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 7.2 (US$ 7.2 in the first quarter of 2012).

17 Provision for decommissioning costs

Non-current liabilities	03.31.2013	12.31.2012
Opening balance	9,441	4,712
Revision of provision	(2)	5,226
Use by Payment	(165)	(286)
Accrual of interest	59	134
Others	(6)	4
Cumulative translation adjustment	140	(349)
Closing balance	9,467	9,441

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18 Taxes

18.1 Taxes and contributions

Current assets	03.31.2013	12.31.2012
Taxes In Brazil:
ICMS (VAT)	1,608	1,542
PIS/COFINS (Taxation on Revenues)	2,396	2,279
CIDE	23	23
Income taxes	762	1,255
Others	202	193
	4,991	5,292

Taxes Abroad	341	280
	5,332	5,572

Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	930	903
Deferred PIS and COFINS (Taxation on Revenues)	4,183	4,051
Others	275	252
	5,388	5,206
Taxes Abroad	18	17
	5,406	5,223

Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,555	1,488
PIS/COFINS (Taxation on Revenues)	697	491
CIDE	15	17
Production Taxes	2,247	2,624
Withholding income taxes	472	565
Current income taxes	201	281
Others	308	360
	5,495	5,826

Taxes abroad	331	302
	5,826	6,128

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.2 Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporation tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

a)      Changes in deferred income taxes

	Property, Plant & Equipament
	Oil and gas exploration costs	Others	Trade and Other Receivables / Payables, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on Capital	Others (*)	Total
Balance at January 1, 2012	(11,374)	(2,203)	(425)	(844)	335	343	634	473	1,269	(11,792)
Recognized in profit or loss for the year	(2,327)	(1,284)	961	217	59	10	(119)	595	(366)	(2,254)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	1,559	1,559
Cumulative translation adjustment	1,038	341	24	77	(76)	(213)	(48)	(18)	(312)	813
Others	(14)	35	1	(38)	28	969	-	-	15	996
Balance at December 31, 2012	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,165	(10,678)
										-
Recognized in profit or loss for the year	(718)	(273)	(199)	(36)	78	32	44	(8)	17	(1,063)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	16	16
Cumulative translation adjustment	(179)	(38)	10	(9)	3	18	6	16	39	(134)
Others	(8)	1	22	27	1	-	-	-	(25)	18
Balance at March 31, 2013	(13,582)	(3,421)	394	(606)	428	1,159	517	1,058	2,212	(11,841)

							Deferred tax assets			8,535
							Deferred tax liabilities			(19,213)
							Balance at December 31, 2012 (*)			(10,678)

							Deferred tax assets			8,999
							Deferred tax liabilities			(20,840)
							Balance at March 31, 2013			(11,841)

(*) Includes  the effects of the adoption of IAS 19 amendment as set out on note 2.2.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates that have been made.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.3 Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporation tax rates is set out in the table below:

	Jan-Mar/2013	Jan-Mar/2012
Income before income taxes	5,709	6,999

Income taxes computed based on Brazilian Statutory Corporation Tax Rates (34%)	(1,941)	(2,380)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:

· Tax benefits from the deduction of interest on capital from income	-	502

· Results of Companies abroad subject to different tax rates	172	171

· Tax incentives	4	8

· Carry-forward of tax losses	(40)	(53)

· Deductible/(Non-deductible) expenses, net*	(60)	(45)

· Tax credits of companies abroad in the exploration stage	(2)	-

· Others	83	131

Income taxes expense	(1,784)	(1,666)

Deferred income taxes	(1,063)	(1,321)
Current income taxes	(721)	(345)

	(1,784)	(1,666)

Effective Tax Rate	31.2%	23.8%

* Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19 Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans in Brazil and of certain of its international subsidiaries, as well as defined-benefit medical plan for employees in Brazil (active and inactive) and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Jan-Mar/2013
	Pension Plan	Health Care Plan	Total

Balance at December 31, 2011	2,697	6,942	9,639
(+) Initial Adoption of IAS 19 amendment	4,811	1,307	6,118
Balance at January 1, 2012	7,508	8,249	15,757
(+) Costs incurred in the year	1,011	1,080	2,091
(-) Payment of contributions	(287)	(363)	(650)
(-) Payments related to the financial commitment agreement	(164)	-	(164)
(+) Remeasurement actuarial gains / losses (IAS 19)	4,625	297	4,922
Others	1	(1)	-
Cumulative translation adjustment	(845)	(723)	(1,568)
Balance at December 31, 2012	11,849	8,539	20,388

Current	475	313	788
Non-Current	11,374	8,226	19,600
	11,849	8,539	20,388

(+)Costs incurred in the period	451	252	703
(-)Payment of contributions	(65)	(84)	(149)
Others	(13)	-	(13)
Cumulative translation adjustment	172	123	295
Balance at March 31, 2013	12,394	8,830	21,224

Current	515	318	833
Non-Current	11,879	8,512	20,391
	12,394	8,830	21,224

The amounts recognized in the income statement related to the pension and medical plans are set out below:

	Pension Plan
	Defined benefit	Variable contribution	Medical plan	Total
Current service cost	129	40	53	222
Interest cost over net liabilities / (assets)	249	14	199	462
Others	-	19	-	19
Net costs for the period Jan- Mar/2013	378	73	252	703

Related to:
Actives employees	254	72	127	453
Retired employees	124	1	125	250
Net costs for the period Jan- Mar/2013	378	73	252	703
Net costs for the period Jan- Mar/2012	197	75	299	571

At March 31, 2013, the Company had the carrying amount of US$ 2,999 related to crude oil and oil products pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first quarter of 2013 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 80.

20 Shareholders’ equity

20.1 Share capital

At March 31, 2013, subscribed and fully paid share capital was US$ 107,362, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2013

A proposal will be made to the Extraordinary General Meeting, to be held jointly with the Annual General Meeting, on April 29, 2013, to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2012, of US$ 9. Share capital will increase from US$ 107,362 to US$ 107,371.

20.2 Dividends

Dividends for 2012 of US$ 4,499 (US$ 0.24 per common share and US$ 0.48 per preferred share) are to be voted at the 2013 Annual General Meeting and represent 44.73% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law). Dividends will be paid in the form of interest on capital as set out below:

				Common Shares		Preferred Shares
Payment	Date of approval by Board of Directors	Date of Record	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1st payment	04.27.2012	05.11.2012	05.31.2012	817	0.11	615	0.11	1,432
2nd and 3rd payment	02.04.2013	04.29.2013	05.29.2013 and 08.30.2013	983	0.13	2,084	0.37	3,067
				1,800	0.24	2,699	0.48	4,499

Interim distributions of interest on capital in 2012 will be deducted from the distribution approved at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital will be indexed based on the SELIC rate from December 31, 2012 to the date of payment.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.3 Earnings per Share

	Jan-Mar/2013	Jan-Mar/2012
Net income atributable to Shareholders of Petrobras	3,854	5,212
Weighted average number of common and preferred shares in issue	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.30	0.40

21 Sales revenues

	Jan-Mar/2013	Jan-Mar/2012

Gross sales revenue	44,336	46,082
Sales taxes	(7,991)	(8,672)
Sales revenues	36,345	37,410

22 Other operating expenses, net

	Jan-Mar/2013	Jan-Mar/2012
Losses / Gains on legal and administrative proceedings	(262)	(206)
Pension and medical benefits	(250)	(287)
Unscheduled stoppages and pre-operating expenses	(153)	(193)
Institutional relations and cultural projects	(151)	(201)
Inventory write-down to net realizable value (market value)	(74)	(80)
Expenditures on health, safety and environment	(70)	(67)
Expenditures/reimbursements from operations in E&P partnerships	42	4
Government Grants	22	38
Impairment	-	(1)
Others	(138)	(275)
	(1,034)	(1,268)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23 Expenses by nature

	Jan-Mar/2013	Jan-Mar/2012
Raw material / products purchased	(17,027)	(14,974)
Production taxes	(3,657)	(4,563)
Employee Benefits	(3,151)	(2,988)
Depreciation, depletion and amortization	(3,198)	(2,686)
Changes in inventories	1,039	536
Freight, rent, third-party services and other related costs	(4,290)	(4,936)
Exploration expenditures written off (includes dry wells and signature bonuses)	(304)	(308)
Taxes expenses	(112)	(84)
Losses/Gains on legal and administrative proceedings	(262)	(206)

Institutional relations and cultural projects	(151)	(201)
Unscheduled stoppages and pre-operating expenses	(153)	(193)
Expenditures on health, safety and environment	(70)	(67)
Inventory write-down to net realizable value (market value)	(74)	(80)
Impairment	-	(1)
	(31,410)	(30,751)

Cost of sales	(26,897)	(25,959)
Selling expenses	(1,150)	(1,331)
General and Administrative expenses	(1,238)	(1,244)
Exploration costs	(642)	(572)
Research and development expenses	(337)	(293)
Other taxes	(112)	(84)
Other operating expenses, net	(1,034)	(1,268)
	(31,410)	(30,751)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24 Net finance income (expense)

	Jan-Mar/2013	Jan-Mar/2012

Foreign exchange and inflation indexation charges net debt (*)	887	114
Expenses on debt	(1,268)	(1,285)
Income from investments and marketable securities	247	524
Financial result on net debt	(134)	(647)

Capitalized borrowing costs	837	989
Gains (losses) on derivatives	(35)	(111)
Interest income from marketable securities	54	91
Other finance expense and income, net	51	(21)
Other exchange and indexation charges, net	(77)	(38)
Finance income (expenses), net	696	263

Finance income (expenses), net
Income	487	676
Expenses	(601)	(489)
Foreign exchange and inflation indexation charges, net	810	76
	696	263

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

25 Supplementary information on the statement of cash flows

	Jan-Mar/2013	Jan-Mar/2012
Amounts paid and received during the period
Income taxes paid	283	139
Withholding income tax paid for third-party	400	890

Investing and financing transactions not involving cash
Purchase of property, plant and equipement on credit	1	-
Amounts related to the recognition of a provision for decommissioning costs	-	7

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26 Segment Information

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,524	21,306	4,008	134	3,816	3,918	25,138	(6,799)	58,045
Non-current assets	150,539	74,973	25,495	1,184	5,065	15,553	14,895	(475)	287,229
Long-term receivables	5,323	4,713	1,804	16	1,832	2,464	11,016	(475)	26,693
Investments	79	2,899	903	913	6	892	146	-	5,838
Property, plant and equipment	107,353	67,203	22,396	255	2,868	11,049	3,333	-	214,457
Intangible assets	37,784	158	392	-	359	1,148	400	-	40,241

At March 31, 2013	157,063	96,279	29,503	1,318	8,881	19,471	40,033	(7,274)	345,274

Consolidated assets by Business Area - 12/31/2012

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	14,752	(368)	276,860
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	10,964	(368)	26,114
Investments	80	2,897	1,160	860	15	937	157	-	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	-	204,901
Intangible assets	37,254	154	384	-	354	1,166	427	-	39,739

At December 31, 2012	151,798	91,458	28,454	1,248	8,130	18,735	42,134	(7,303)	334,654

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2013

	Jan-Mar/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	17,384	28,480	4,083	111	10,696	4,348	-	(28,757)	36,345
Intersegments	17,154	9,999	354	106	292	852	-	(28,757)	-
Third parties	230	18,481	3,729	5	10,404	3,496	-	-	36,345
Cost of sales	(8,733)	(30,802)	(3,248)	(121)	(9,572)	(3,474)	-	29,053	(26,897)
Gross profit (loss)	8,651	(2,322)	835	(10)	1,124	874	-	296	9,448
Income (expenses)	(1,091)	(954)	(242)	(25)	(581)	(280)	(1,391)	51	(4,513)
Selling, administrative and general expenses	(115)	(716)	(216)	(16)	(598)	(210)	(566)	49	(2,388)
Exploration costs	(620)	-	-	-	-	(22)	-	-	(642)
Research and development expenses	(185)	(51)	(19)	(6)	(1)	(1)	(74)	-	(337)
Other taxes	(12)	(22)	(15)	(1)	(8)	(38)	(16)	-	(112)
Other operating expenses, net	(159)	(165)	8	(2)	26	(9)	(735)	2	(1,034)
Income / (loss) before financial results and income taxes	7,560	(3,276)	593	(35)	543	594	(1,391)	347	4,935
Net finance income (expense)	-	-	-	-	-	-	696	-	696
Share of profit of equity-accounted investments	(1)	29	62	(2)	1	(8)	(3)	-	78
Profit sharing	-	-	-	-	-	-	-	-	-
Income / (loss) before income taxes	7,559	(3,247)	655	(37)	544	586	(698)	347	5,709
Income taxes	(2,570)	1,114	(201)	12	(184)	(200)	363	(118)	(1,784)
Net income (Loss)	4,989	(2,133)	454	(25)	360	386	(335)	229	3,925
Net income attributable to:
Shareholders of Petrobras	4,992	(2,133)	441	(25)	360	365	(375)	229	3,854
Non-controlling interests	(3)	-	13	-	-	21	40	-	71
	4,989	(2,133)	454	(25)	360	386	(335)	229	3,925

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2012

	Jan-Mar/2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	20,499	31,127	2,500	104	10,338	4,730	-	(31,888)	37,410
Intersegments	20,477	9,688	330	86	210	1,097	-	(31,888)	-
Third parties	22	21,439	2,170	18	10,128	3,633	-	-	37,410
Cost of sales	(8,788)	(33,916)	(1,648)	(105)	(9,464)	(3,625)	-	31,587	(25,959)
Gross profit (loss)	11,711	(2,789)	852	(1)	874	1,105	-	(301)	11,451
Income (expenses)	(1,051)	(1,227)	(293)	(28)	(561)	(287)	(1,383)	38	(4,792)
Selling, administrative and general expenses	(133)	(864)	(232)	(17)	(566)	(229)	(572)	38	(2,575)
Exploration costs	(521)	-	-	-	-	(51)	-	-	(572)
Research and development expenses	(149)	(52)	(4)	(7)	(1)	-	(80)	-	(293)
Other taxes	(13)	(14)	-	(1)	(7)	(21)	(28)	-	(84)
Other operating expenses, net	(235)	(297)	(57)	(3)	13	14	(703)	-	(1,268)
Income / (loss) before financial results and income taxes	10,660	(4,016)	559	(29)	313	818	(1,383)	(263)	6,659
Net finance income (expense)	-	-	-	-	-	-	263	-	263
Share of profit of equity-accounted investments	-	50	46	(6)	-	(8)	(5)	-	77
Income / (loss) before income taxes	10,660	(3,966)	605	(35)	313	810	(1,125)	(263)	6,999
Income taxes	(3,625)	1,366	(190)	10	(106)	(236)	1,026	89	(1,666)
Net income (Loss)	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333
Net income attributable to:
Shareholders of Petrobras	7,037	(2,600)	399	(25)	207	558	(190)	(174)	5,212
Non-controlling interests	(2)	-	16	-	-	16	91	-	121
	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per International Business Area

	Jan-Mar/2013
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	1,336	2,151	144	1,254	-	(537)	4,348
Intersegments	779	599	9	2	-	(537)	852
Third parties	557	1,552	135	1,252	-	-	3,496

Income before financial results, profit sharing and income taxes	591	44	8	28	(70)	(7)	594

Net income attributable to shareholders of Petrobras	408	35	8	25	(104)	(7)	365

	Jan-Mar/2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	1,480	2,357	141	1,301	-	(549)	4,730
Intersegments	1,077	559	9	1	-	(549)	1,097
Third parties	403	1,798	132	1,300	-	-	3,633

Income before financial results, profit sharing and income taxes	774	36	23	35	(47)	(3)	818

Net income attributable to shareholders of Petrobras	545	37	10	32	(61)	(5)	558

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Consolidated assets per International Business Area

At March 31, 2013	15,538	2,747	694	1,125	1,570	(2,203)	19,471

At December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27 Provisions for Legal Proceedings, Contingent Liabilities and Contingent Assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues. Based on legal advice and management’s best estimates, the Company reviews whether it is probable that an outflow of resources embodying economic benefits will be required to set the obligations.

27.1 Provisions for legal proceedings

Significant proceedings, for which the Company has recognized a provision, mainly include: (i) withholding of income taxes for securities issued outside Brazil; (ii) losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; and (iii) fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	03.31.2013	12.31.2012
Labor claims	457	336
Tax claims	394	341
Civil claims	578	514
Environmental Claims	63	63
Other claims	11	11
	1,503	1,265

	03.31.2013	12.31.2012
Opening Balance	1,265	1,088
Additional provisions	246	647
Amounts used during the year (payment)	(40)	(440)
Accretion expense	20	99
Others	(4)	(26)
Cumulative translation adjustment	16	(103)
Closing Balance	1,503	1,265

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.2 Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	03.31.2013	12.31.2012
Non-current assets
Labor	919	869
Tax	1,229	1,117
Civil	599	638
Environmental	72	69
Others	4	3
Total	2,823	2,696

27.3 Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities regarding legal proceedings which the likelihood of loss is considered to be possible is set out in the table below.

Estimates
Tax	26,557
Civil	2,147
Labor	2,010
Environmental	687
Others	11
31,412

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below:

a)  Tax Proceedings

Description of tax proceedings	Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,183
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,730
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	825
4) Withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	4,560
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,738
6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of gas without the gross-up of such tax.
Current status: Awaiting the hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	729
7) Non-payment of tax on financial operations (IOF) over intercompany loans.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,806
8) Withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,920
9) PIS and COFINS - Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	594
Plaintiff: State Finance Department of Rio de Janeiro
10) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	1,517
11) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36.454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the company has presented its defense.	874

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of tax proceedings	Estimate

Plaintiff: State Finance Department of São Paulo
12) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted
to judicial dispute, in which the Company has obtained a favorable decision.	2,143

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha,
Vitória and Maragogipe.
13) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with
Complementary Law No. 116/03.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	987

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
14) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	449
15) Other tax proceedings	4,502

Total for tax proceedings	26,557

b) Civil Proceedings – General

Description of civil proceedings	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin.
In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.
Current status: This claim involves processes in different administrative and judicial stages, in which the
Company is taking legal actions to ensure its rights.	897
2) Other civil proceedings	1,250

Total for civil proceedings	2,147

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.4 Joint Ventures – Frade field

In November 2011, there was an oil spillage in the Frade field operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are defending a lawsuit claiming US$ 10 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, following new seabed leaks in the Frade field. In this suit the Federal Public Attorney’s Office claimed a further US$ 10 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

27.5 Contingent assets

27.5.1 Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained  a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages pleaded is approximately US$ 245.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28 Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of US$ 3,054, of which US$ 2,667 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, for US$ 1,585 and bank guarantees in the amount of US$ 1,083.

29 Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products, foreign exchange risk and interest rate risk), credit risk and liquidity risk.

29.1 Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

29.2 Market risk

29.2.1 Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad are operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)   Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Notional value (in thousand of bbl)*				Maturity
Statement of financial position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Future Contracts	(6,383)	(3,380)	1.5	(18)	2013 / 2014
Purchase commitments	41,691	16,500	-	-
Sale commitments	(48,074)	(19,880)	-	-

Options Contracts	352	(2,050)	(1)	(1.5)	2013

Call	(359)	(1,080)	(1)	(1.0)
Long position	1,175	3,204	-	-
Short position	(1,534)	(4,284)	-	-

Put	711	(970)	-	(0.5)
Long position	1,822	2,029		-
Short position	(1,111)	(2,999)	-	-

Total recognized in other current assets and liabilities			0.5	(19.5)

* Negative notional values (in bbl) represent short positions.

** Negative fair values were recognized as liabilities and positive fair values as assets.

Finance income	Jan-Mar/2013	Jan-Mar/2012
Gain/(Loss) recognized in profit or loss for the period	(8)	(112)

Guarantees given as collateral	03.31.2013	12.31.2012
Generally consist of deposits	75	103

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at March 31, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to March 31, 2013.

Crude Oil and Oil Products	Risk	Probable Scenario at 03.31.2013	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Brent	Derivative (Brent prices increase)	(3)	(245)	(487)
	Inventories (Brent prices decrease)	7	250	492
		4	5	5

Diesel	Derivative (Diesel prices decrease)	3	(6)	(17)
	Inventories (Diesel prices increase)	(6)	4	15
		(3)	(2)	(2)

Freight	Derivative (Freight costs decrease)	-	(1.5)	(2.5)
Frete	Inventories (Freight costs increase)	1	2.0	3.0
		1	0.5	0.5

Gasoline	Derivative (Gasoline prices increase)	(3.5)	(11)	(18)
Gasolina	Inventories (Gasoline prices decrease)	0.5	7	14
		(3.0)	(4)	(4)

Naphtha	Derivative (Naphtha prices increase)	(0.5)	(7)	(13)
Gasolina	Inventories (Naphtha prices decrease)	1	7.4	14
		0.5	0.4	1

Fuel Oil	Derivative (Fuel Oil prices increase)	(0.5)	(46)	(92)
Oleo Combustivel	Inventories (Fuel Oil prices decrease)	-	46	92
		(0.5)	-	-

WTI	Derivative (WTI prices decrease )	5	(54)	(114)
WTI	Inventories (WTI prices increase)	(7)	53	113
		(2)	(1)	(1)

Ethanol	Derivative (Ethanol prices decrease)	-	(1.0)	(2.5)
Oleo Combustivel	Inventories (Ethanol prices increase)	-	1.5	2.5
		-	0.5	-

Propane	Derivative (Propane prices increase)	1	(4)	(10)
WTI	Inventories (Propane prices decrease )	(1)	4	10
		-	-	-

c)    Embedded derivatives – sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, materially changing prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian Market (ESALQ) plus a spread. Therefore the amended agreement has no longer a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

				Sensitivity analysis at 03.31.2013
		Fair Value
Forward Contract	Notional value (in thousand of m³)	03.31.2013	12.31.2012	Risk	Probable Scenario	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Long position				Decrease in spread (Naphtha x Ethanol)
(maturity in 2015)		-	36		-	-	-

Finance Income				Jan-Mar/2013	Jan-Mar/2012
Gain/ (loss) recognized in profit or lossfor the period				(37)	-

The Company determined the fair value of this contract based on market practices, which consider the difference between the spreads for naphtha and ethanol. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market prices for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

29.2.2 Foreign exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company can use a natural hedge by choosing in which currency to hold cash, such as Brazilian Real, US dollar or another currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)  Main transactions and future commitments hedged by foreign exchange derivatives

Swap Contracts

Yen vs. Dollar

The Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

b)      Notional value, fair value and guarantees

	Notional value (in million)		Fair Value

Statement of financial position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Cross Currency Swap ( maturity in 2016)			47	76
Long Position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	397	434
Short Position (USD) - 5.69% p.a.	USD 298	USD 298	(350)	(358)

Purchase of forward dollar
U.S. dollar forward (short position)	USD1,724	USD 1,077	(17)	0.5

Total recognized in assets and liabilities			30	76.5

Finance result and shareholders' equity			Jan-Mar/2013	Jan-Mar/2012
Gain /(loss) recognized in profit or loss for the period			10	1
Gain/ (loss) recognized in shareholders' equity			(1)	(10)

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure in 03.31.2013	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 25%)
Financial Instruments (Assets)	5,180	Dollar	(35)	1,295	2,590
Financial Instruments (Liabilities)	(45,582)		312	(11,395)	(22,791)
Forward Derivative (Short Position)	(1,724)		12	(431)	(862)
	(42,126)		289	(10,531)	(21,063)

Financial Instruments (Assets)	-	Yen	-	-	-
Financial Instruments (Liabilities)	(1,089)		11	(273)	(545)
Cross-currency Swap	372		(4)	132	397
	(717)		7	(141)	(148)

Financial Instruments (Assets)	3,184	Euro	50	796	1,592
Financial Instruments (Liabilities)	(8,138)		(127)	(2,034)	(4,069)
	(4,954)		(77)	(1,238)	(2,477)

Financial Instruments (Assets)	790	Pound Sterling	(5)	197	395
Financial Instruments (Liabilities)	(2,484)		16	(621)	(1,242)
	(1,694)		11	(424)	(847)

Financial Instruments (Assets)	306	Peso	(14)	76	153
Financial Instruments (Liabilities)	(1,170)		55	(292)	(585)
	(864)		41	(216)	(432)

	(50,355)		271	(12,550)	(24,967)

* The probable scenario was computed based on the following changes for June, 30 2013: Real x Dollar – a 0.69%  depreciation of the Dollar relative to the Real / Yen x Dollar– a 1.06% depreciation of the Yen / Peso x Dollar: a 4.88% depreciation of the Peso / Euro x Dollar : a 1.56% appreciation of the  Euro / Pound Sterling x Dollar: a 0.66% depreciation of the Pound Sterling. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Net foreign exchange exposure is not considered significant in the long term, as the impact of foreign exchange depreciation / appreciation in the cash flows does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

29.2.3 Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a) Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( LIBOR USD) vs. Fixed rate (USD)

The Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Notional value (in million) (in million)		Fair Value
Statement of financial position	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Swaps (maturity in 2020)
Short Position	USD 450	USD 460	(35)	(42)

Swaps ( maturity in 2015)			(1)	(1.0)
Long Position - Euribor	EUR 13	EUR 15	-	0.5
Short Position - 4.19% Fixed rate	EUR 13	EUR 15	(1)	(1.5)

Total recognized in other assets and liabilities			(36)	(43)

Finance result and shareholders' equity		Jan-Mar/2013	Jan-Mar/2012
Gain/(Loss) recognized in profit or loss for the period		-	-
Gain/(Loss) recognized in shareholders' equity		7	(5)

Interest Rate Derivatives	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
HEDGE (Derivative - Swap)	Libor decline	(2)	(4)	(6)
Debt	Libor increase	2	4	6
Net Effect		-	-	-

HEDGE (Derivative - Swap)	Euribor decline	-	-	-
Debt	Euribor increase	-	-	-
Net Effect		-	-	-

*The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.3 Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

29.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and  pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity
2013	9,275
2014	8,827
2015	11,815
2016	18,294
2017	12,991
2018	19,826
2019 and thereafter	55,871
Balance at March 31, 2013	136,899
Balance at December 31, 2012	136,068

29.5 Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at March 31, 2013 are set out below:

Contract	Number of Contracts (Thousands)	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			2	2013 to 2016
Long position	64,391	2,943	(1)
Short position	(81,826)	(3,641)	3
Future dollar			-	2013
Long position	290	14	-
Short position	(523)	(26)	-
Swap			(3)	2013 to 2014
Long Position	-	425	-
Short Position	-	(425)	(3)

30 Fair values of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At March 31, 2013, the estimated fair value for the Company’s long term debt was US$ 93,561 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of US$ 90,472.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	9,769	-	-	9,769
Commodity derivatives	0.5	-	-	0.5
Foreign currency derivatives	-	30	-	30
Balance at March 31, 2013	9,769.5	30	-	9,799.5
Balance at December 31, 2012	10,463.5	76	36	10,575.5

Liabilities

Commodity derivatives	-	-	-	-
Interest derivatives	-	(36)	-	(36)
Financial Investment Derivatives	(1)	-	-	(1)
Balance at March 31, 2013	-	(36)	-	(37)
Balance at December 31, 2012	(62)	-	-	(62)

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31 Subsequent events

Funding

a) Abroad

Company	Date	Financial Institution	Contract currency (million)	Maturity	Description
PGF BV	Apr/13	Deutsche Bank	€ 100	2030	Bonds with fixed coupon rate.
PGF BV	Apr/13	Deutsche Bank	€ 250	2038	Bonds with fixed coupon rate.
PGT BV	Apr/13	Itaú BBA S.A.	U$$ 1.000	2019	Financing indexed to floating interest rates
PGT BV	Apr/13	Bank Tokyo Mitsubishi	U$$ 500	2019	Financing indexed to floating interest rates
PIB BV	Apr/13	HSBC	U$$ 501	2023	Facility Agency: HSBC Bank USA - indexed to floating interest rates, guaranteed by EKF.

b) Brazil

Company	Date	Financial Institution	Contract currency (million)	Maturity	Description
Petrobras	Apr/13	Caixa Economica Federal S.A.	R$ 3,000	2021	Financing agreement - Export credit notes indexed to Brazilian interbank deposit certificate interest rates (CDI).

Petrobras	Apr/13	Bank Tokyo Mitsubishi e JBIC	US$ 253	2025	Use of the balance of the line of credit hired with JBIC and BMTU, as set out on note 14.6.Indexed to floating interest rates and guaranteed by JBIC.

32 Information Related to Guaranteed Securities Issued by Subsidiaries

32.1 Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

32.2 Petrobras International Finance Company - PiFCo

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with SEC Regulation SX 3-10 (c). The financial statements of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2013
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
	US$	US$	US$	US$	US$
Assets

Current assets	46,577	2,625	38,369	(29,526)	58,045
Cash and cash equivalents	6,530	1,016	11,196	(5,218)	13,524
Marketable securities	11,098	38	2,488	(4,039)	9,585
Trade and other receivables, net	5,387	1	5,452	304	11,144
Intercompany receivable	4,175	7	14,612	(18,794)	-
Inventories	13,120	-	3,567	(895)	15,792
Others	6,267	142	1,054	537	8,000
Discontinued operations	-	1,421	-	(1,421)	-

Non-current assets	242,744	26,139	108,327	(89,981)	287,229

Intercompany receivable	4,171	26,139	17,195	(47,505)	-
Marketable securities	140	-	5,133	(5,089)	184
Deferred tax assets	6,409	-	1,974	616	8,999
Others	9,761	-	8,032	(283)	17,510

Investments	39,796	-	2,681	(36,639)	5,838
Property, plant and equipment , net	143,798	-	71,727	(1,068)	214,457
Intangible assets	38,669	-	1,585	(13)	40,241

Total assets	289,321	28,764	146,696	(119,507)	345,274

Liabilities

Current liabilities	34,635	2,330	17,981	(20,916)	34,030
Current debt	517	2,224	4,472	-	7,213
Trade payables	6,754	7	5,677	-	12,438
Intercompany payables	9,745	2	4,011	(13,758)	-
Taxes payable	4,919	-	907	-	5,826
Others	12,700	95	2,914	(7,156)	8,553
Discontinued operations	-	2	-	(2)	-

Non-current liabilities	88,116	27,659	83,031	(55,238)	143,568
Non-current debt	24,079	27,535	38,858	-	90,472
Deferred taxes	18,644	-	2,196	-	20,840
Intercompany payables	14,101	124	39,288	(53,513)	-
Others	31,292	-	2,689	(1,725)	32,256

Petrobras shareholder's equity	166,570	(1,225)	44,714	(43,489)	166,570

Non-controlling interests	-	-	970	136	1,106

Total liabilities and shareholder's equity	289,321	28,764	146,696	(119,507)	345,274

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Assets

Current assets	47,077	1,797	36,292	(27,372)	57,794
Cash and cash equivalents	8,511	191	9,545	(4,727)	13,520
Marketable securities	11,441	-	3,391	(4,401)	10,431
Trade and other receivables, net	4,495	1	5,255	1,348	11,099
Intercompany receivable	4,007	7	13,682	(17,696)	-
Inventories	12,189	-	3,237	(874)	14,552
Others	6,434	177	1,182	399	8,192
Discontinued operations	-	1,421	-	(1,421)	-

Non-current assets	231,690	27,348	104,274	(86,452)	276,860

Intercompany receivable	3,222	27,348	16,275	(46,845)	-
Marketable securities	141	-	4,429	(4,394)	176
Deferred tax assets	6,126	-	1,797	612	8,535
Others	9,509	-	8,102	(208)	17,403

Investments	37,588	-	3,031	(34,513)	6,106
Property, plant and equipment , net	136,934	-	69,058	(1,091)	204,901
Intangible assets	38,170	-	1,582	(13)	39,739

Total assets	278,767	29,145	140,566	(113,824)	334,654

Liabilities

Current liabilities	33,276	2,683	17,039	(18,928)	34,070
Current debt	449	2,569	4,461	-	7,479
Trade payables	6,783	5	5,336	-	12,124
Intercompany payables	9,953	6	3,911	(13,870)	-
Taxes payable	5,147	-	981	-	6,128
Others	10,944	101	2,350	(5,056)	8,339
Discontinued operations	-	2	-	(2)	-

Non-current liabilities	84,920	27,720	80,760	(54,539)	138,861
Non-current debt	23,292	27,720	37,472	-	88,484
Deferred taxes	17,218	-	1,995	-	19,213
Intercompany payables	14,060	-	38,749	(52,809)	-
Others	30,350	-	2,544	(1,730)	31,164

Petrobras shareholder's equity	160,571	(1,258)	41,810	(40,553)	160,571

Non-controlling interests	-	-	956	196	1,152

Total liabilities and shareholder's equity	278,767	29,145	140,566	(113,824)	334,654

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2013
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	28,523	-	28,137	(20,315)	36,345
Third parties	18,645	-	17,700	-	36,345
Intercompany	9,878	-	10,437	(20,315)	-
Cost of sales	(21,961)	-	(24,234)	19,298	(26,897)
Gross profit	6,562	-	3,903	(1,017)	9,448
Income (expenses)
Selling expenses	(1,525)	-	(751)	1,126	(1,150)
General and Administrative expenses	(843)	(4)	(392)	1	(1,238)
Exploration costs	(620)	-	(22)	-	(642)
Research and development expenses	(323)	-	(14)	-	(337)
Other taxes	(43)	-	(99)	30	(112)
Other operating expenses, net	(948)	-	41	(127)	(1,034)
Net finance income (expense)	602	33	167	(106)	696
Share of profit of equity-accounted investments	1,982	-	59	(1,963)	78
Net income from discontinuing operations	-	-	-	-	-
Net income before income taxes	4,844	29	2,892	(2,056)	5,709
Income taxes	(990)	-	(793)	(1)	(1,784)
Net income	3,854	29	2,099	(2,057)	3,925
Net income (loss) attributable to:
Shareholders of Petrobras	3,854	29	2,060	(2,089)	3,854
Non-controlling interests	-	-	39	32	71
	3,854	29	2,099	(2,057)	3,925

	03.31.2012
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	28,912	-	30,241	(21,743)	37,410
Third parties	17,610	-	19,800	-	37,410
Intercompany	11,302	-	10,441	(21,743)	-
Cost of sales	(20,603)	-	(26,168)	20,812	(25,959)
Gross profit	8,309	-	4,073	(931)	11,451

Income (expenses)
Selling expenses	(1,645)	-	(712)	1,026	(1,331)
General and Administrative expenses	(865)	(4)	(375)	-	(1,244)
Exploration costs	(521)	-	(51)	-	(572)
Research and development expenses	(291)	-	(2)	-	(293)
Other taxes	(42)	-	(70)	28	(84)
Other operating expenses, net	(1,304)	-	(3)	39	(1,268)
Net finance income (expense)	222	(216)	530	(273)	263
Share of profit of equity-accounted investments	2,211	-	84	(2,218)	77
Net income from discontinuing operations	-	2	-	(2)	-
Net income before income taxes	6,074	(218)	3,474	(2,331)	6,999
Income taxes	(862)	-	(752)	(52)	(1,666)
Net income	5,212	(218)	2,722	(2,383)	5,333
Net income (loss) attributable to:
Shareholders of Petrobras	5,212	(218)	2,686	(2,468)	5,212
Non-controlling interests	-	-	36	85	121
	5,212	(218)	2,722	(2,383)	5,333

Petróleo Brasileiro S.A. - Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2013
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Cash from operating activities – continuing operations	3,941	(448)	2,146	1,816	7,455
Cash from operating activities – discontinuing operations	-	1	-	(1)	-
Net cash provided by/(used in) operating activities	3,941	(447)	2,146	1,815	7,455

Cash flows from Investing activities
Investments in operating segments	(8,294)	-	(2,410)	1,481	(9,223)
Investments in Marketable securities	581	(38)	264	239	1,046
Net intercompany investing	-	1,193	-	(1,193)	-
Net cash provided by/(used in) investing activities	(7,713)	1,155	(2,146)	527	(8,177)

Cash flows from financing activities
Capital issuance	-	-	632	(632)	-
Acquisition of non-controlling interest	-	-	-	(52)	(52)
Proceeds from long-term financing	1,002	132	(3,530)	6,068	3,672
Repayments	644	(15)	4,440	(8,174)	(3,105)
Dividends paid	-	-	(23)	23	-
Net cash provided by/(used in) financing activities	1,646	117	1,519	(2,767)	515
Effect of exchange rate changes on cash and cash equivalents	145	-	131	(66)	211
Net increase/ (decrease) in cash and cash equivalents in the period	(1,981)	825	1,650	(491)	4

Cash and cash equivalents at the beginning of the period	8,511	191	9,545	(4,727)	13,520
Cash and cash equivalents at the end of the period	6,530	1,016	11,196	(5,218)	13,524

	03.31.2012
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Cash from operating activities – continuing operations	6,398	(171)	(1,156)	3,464	8,535
Cash from operating activities – discontinuing operations	-	(121)	-	121	-
Net cash provided (used) in operating activities	6,398	(292)	(1,156)	3,585	8,535

Cash flows from Investment activities
Investments in operating segments	(8,600)	-	(2,822)	2,045	(9,377)
Investments in Marketable securities	(4,129)	85	59	3,566	(419)
Net intercompany investing	-	(9,667)	-	9,667	-
Net cash provided (used) in investing activities	(12,729)	(9,582)	(2,763)	15,278	(9,796)

Cash flows from financing activities
Capital issuance	-	-	8,266	(8,266)	-
Acquisition of non-controlling interest	-	-	-	11	11
Proceeds from borrowings	16,467	7,112	(1,875)	(13,494)	8,210
Repayments	(4,659)	(10)	1,467	(154)	(3,356)
Dividends paid	(1,223)	-	(7)	7	(1,223)
Net cash provided (used) in financing activities	10,585	7,102	7,851	(21,896)	3,642
Effect of exchange rate changes on cash and cash equivalents	170	-	326	(34)	462
Net increase (decrease) in cash and cash equivalents in the period	4,424	(2,772)	4,258	(3,067)	2,843

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	14,477	1,315	13,684	(7,576)	21,900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.